Exhibit 99.1

NorZinc Announces New Financing

NZC-TSX
NORZF-OTCQB

  RCF to purchase 1% royalty on Prairie Creek Mine for C$8 million, subject to shareholder approval
  RCF to provide short term loan of up to US$6 million in the interim

VANCOUVER, Sept. 30, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to announce that RCF VI CAD LLC ("RCF"), an affiliate of Resource Capital Fund VI L.P., has agreed to purchase a 1% net smelter return royalty (the "Royalty") over the Company's Prairie Creek zinc-lead-silver mine in the Northwest Territories (the "Mine") for C$8 million. The issuance of the Royalty will be subject to shareholder approval as required by the Toronto Stock Exchange ("TSX"). It is anticipated that this new non-equity-dilutive royalty will provide funding through the completion of permitting of the Mine.

Don MacDonald, President & CEO of NorZinc Ltd. stated, "The Royalty financing shows continuing support by our largest shareholder for the Mine, the Company, and its management and it will allow us to continue development of the Mine at full pace. Upon receipt of the All Season Road permit, the Company intends to complete the next stage of financing, allowing the Company to keep to the development schedule outlined in August 2018."  Mr. MacDonald also said "Although the Mine will primarily produce zinc and lead, it is anticipated to produce significant silver as a by-product. The heightened interest in silver producing assets in recent months has greatly enhanced the importance of silver to the Mine's revenue and financing opportunities".

RCF Royalty Financing and Interim Short Term Loan

(a)  C$8 Million Royalty

The Company has agreed to sell a 1.0% Royalty on products from the Mine for C$8 million to RCF. Sandstorm Gold Ltd. ("Sandstorm") holds a right of first refusal ("Sandstorm ROFR") on the Royalty sale. If the Sandstorm ROFR is not exercised, the TSX will require that the Company hold a Special Shareholders Meeting to obtain disinterested shareholder approval for the sale of the Royalty to RCF. The Royalty calculation is essentially the same as used for the existing 1.2% royalty previously sold to Sandstorm in 2013 for US$10 million (at the time C$10.25 million).

(b)  US$6 Million Short Term Loan

RCF has agreed to loan the Company (the "Loan") up to US$6 million (currently C$7.96 million) repayable on the earlier of (a) 120 days from first advance under the Loan and (b) the date on which either the Royalty is funded by RCF or by Sandstorm.  The Loan bears an interest rate of 8% per annum payable on maturity. The Loan is secured over all of the assets comprising the Mine. The Loan agreement contains certain post-closing business commitments made by NorZinc to be completed over the remainder of 2019, including specific financing and construction preparations for the commencement of construction of the initial winter road (Phase 1 of the All Season Road) access to the Mine. The Loan proceeds are to be used for development of the Mine in accordance with an agreed budget.

Shareholder Approval and Royalty Closing

As RCF holds more than 10% of the Company's outstanding shares, the TSX requires the Company to obtain approval of the sale of the Royalty to RCF by a majority of the voting securities of the Company, on a disinterested basis. The Company is preparing a Management Information Circular for a Special Shareholder meeting to approve the sale of the Royalty. Subject to shareholder approval, NorZinc expects the Royalty transaction to close in the fourth quarter of 2019.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding potential financings, production and shareholder approval.  This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 40- F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710, 650 West Georgia Street, Vancouver, BC V6B 4N9; Steve Dawson, VP Corporate Development, (416) 203-1418, Tollfree:1-866-688-2001, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 30-SEP-19